UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K/A

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH, D.C.
181
SECTION

Commission File No: 333-53075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Croghan Bancshares, Inc. hereby supplements and amends its Form 11-K for the year ended December 31, 2002 to include the following exhibit as set forth in the page attached hereto:

Exhibit 99 Certifications

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to be signed by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee



Name: Pamela J. Swint
(on behalf of the Plan Administrative Committee, as Plan Administrator)

July 10, 2003

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the year ended December 31, 2002 as filed on behalf of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the "Plan") with the Securities and Exchange Commission (the "Report"), the undersigned Members of the Plan Administrative Committee of The Croghan Colonial Bank 401(k) Profit Sharing Plan, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Allan E. Mehlow, Member of The Croghan Colonial Bank 401(k) Profit Sharing Plan



Margaret V. Ramirez, Member of The Croghan Colonial Bank 401(k) Profit Sharing Plan



David M. Sabo, Member of The Croghan Colonial Bank 401(k) Profit Sharing Plan



Pamela J. Swint, Member of The Croghan Colonial Bank 401(k) Profit Sharing Plan



Josephine L. Weyer, Member of The Croghan Colonial Bank 401(k) Profit Sharing Plan

Date: July 10, 2003